EXHIBIT 99.1

December 29, 2021

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	China Liberal Education Holdings Limited CIK No: 0001775085

Dear Sir or Madam:

We have read Form 6-K dated December 29, 2021 of China Liberal Education Holdings Limited (“Registrant”) and are in agreement with the statements contained therein as it pertains to our firm.

We have no basis to agree or disagree with any other statements of the Registrant contained in Form 6-K.

/s/ Friedman LLP

New York, New York